Exhibit 99.1

OKYO Pharma Announces Acceptance of Urcosimod Phase 2 Study Results for Presentation at Prestigious ASCRS Annual Meeting

London and New York, NY, January 30, 2026. OKYO Pharma Limited (Nasdaq: OKYO), a clinical-stage biopharmaceutical company developing investigational therapies for the treatment of neuropathic corneal pain (NCP) and for inflammatory eye diseases, today announces that an abstract on its lead candidate, urcosimod (formerly OK-101), has been accepted for presentation at the prestigious 2026 American Society of Cataract and Refractive Surgery (ASCRS) Annual Meeting.

The accepted paper, titled “Evaluation of Urcosimod in Neuropathic Corneal Pain: Efficacy and Safety Results from a Proof-of-Concept Pilot Phase 2 Study”, will be presented in the Ocular Surface Disease II session on Saturday, April 11, 2026, from 3:30 PM to 5:00 PM at the meeting in Washington, DC.

This acceptance follows a rigorous and highly competitive review process by the ASCRS Annual Meeting Program Committee, where only a limited number of submissions are selected each year. The abstract highlights efficacy and safety data from OKYO’s recently completed proof-of-concept Phase 2 study of urcosimod in patients with neuropathic corneal pain.

Robert Dempsey, Chief Executive Officer of OKYO Pharma, commented: “We are delighted to have our proof-of-concept Phase 2 data on urcosimod accepted for presentation at the prestigious 2026 ASCRS Annual Meeting. This recognition underscores the potential of urcosimod as a novel, first-in-class therapeutic for neuropathic corneal pain, a debilitating condition affecting patients with significant unmet need. Building on positive efficacy signals, including meaningful pain reduction and encouraging corneal nerve health trends from our study, this platform provides an important opportunity to share these results with leading ophthalmologists and advance our ongoing development efforts toward a planned larger Phase 2b/3 trial in the first half of 2026.”

The ASCRS Annual Meeting is a premier gathering for anterior segment surgeons and ophthalmologists focused on cataract, refractive, cornea, and glaucoma innovations.

As previously communicated, urcosimod was granted the first IND to treat patients with NCP and was awarded fast track designation by the Food and Drug Administration (FDA). The company expects to initiate a 150-patient Phase 2b/3 multiple-dose study of urcosimod to treat NCP in the first half of this year.

About Neuropathic Corneal Pain (NCP)

Neuropathic corneal pain (NCP) is a chronic, often debilitating condition characterized by severe pain and sensitivity of the eyes, and in some cases the face or head. It is thought to result from damage or dysfunction of corneal sensory nerves, often in combination with inflammatory processes, and may occur in patients with a range of underlying ophthalmic conditions. There are currently no FDA-approved therapies specifically for NCP, resulting in patients being treated with limited or no success using various topical and systemic medications in an off-label manner.

About Urcosimod (formerly called OK-101)

Urcosimod is a lipid conjugated chemerin peptide agonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response, as well as on neurons and glial cells in the dorsal root ganglion. Urcosimod has been shown to produce anti-inflammatory and pain-reducing activities in a mouse model of dry eye disease and in a neuropathic corneal pain mouse model, respectively. OKYO recently announced positive data on NCP pain reduction in a randomized, placebo-controlled, double-masked Phase 2 trial involving 18 neuropathic corneal pain patients. Urcosimod showed clear statistical significance in multiple endpoints in an earlier 240-patient Phase 2, multi-center, double-masked, placebo-controlled trial to treat dry eye disease.

About OKYO Pharma

OKYO Pharma Limited (Nasdaq: OKYO) is a clinical-stage biopharmaceutical company developing innovative therapies for the treatment of neuropathic corneal pain (NCP) and inflammatory eye diseases, with ordinary shares listed for trading on the Nasdaq Capital Market. OKYO is focused on the discovery and development of novel molecules to treat neuropathic corneal pain and other ocular diseases. OKYO recently completed a successful phase 2 trial of its flagship drug urcosimod in patients with NCP and plans to initiate a 150-patient Phase 2b/3 multiple-dose study of urcosimod to treat NCP in the first half of this year.

For further information, please visit www.okyopharma.com.

For further inquiries:

OKYO Pharma Ltd

Paul Spencer, Business Development, and Investor Relations

+44 (0) 207 495 2379

Email: info@okyopharma.com